Exhibit 99.1

Capital increase in TORM in connection with delivery of vessel

With reference to Company Announcement no. 03 dated 01 March 2021 regarding the acquisition of eight 2007-2012 built MR product tanker vessels from TEAM Tankers Deep Sea Ltd, TORM plc (“TORM”) has increased its share capital by 824,864 A-shares (corresponding to USD 8,248.64) as a result of the delivery of the second vessel of the transaction, the MR vessel Team Amorina.
The capital increase is carried out without any pre-emption rights for existing shareholders or others. The new shares have been subscribed for due to the settlement of a USD 7.6m allocated loan note issued in connection with the vessel delivery and correspond to USD 9.2 per A-share with a nominal value of USD 0.01 each. The majority of the issued shares will be subject to a lock-up for a period of 40 days.
The new shares are ordinary shares without any special rights and are negotiable instruments. The new shares give right to dividends and other rights in relation to TORM as of the date of issuance. The new shares are expected to be admitted to trading and official listing on Nasdaq Copenhagen on 22 April 2021. The new shares will be freely transferable on Nasdaq Copenhagen, but certain transfer restrictions may apply under U.S. securities laws.
After the capital increase, TORM’s share capital amounts to USD 766,860.26 divided into 76,686,024 A-shares of USD 0.01 each, one B-share of USD 0.01 and one C-share of USD 0.01. A total of 76,686,024 votes are attached to the A-shares. The B-share and the C-share have specific voting rights.

CONTACT	TORM plc
Christopher Everard, General Manager, tel.: +44 203 713 4561	Birchin Court, 20 Birchin Lane
London, EC3V 9DU, United Kingdom
Tel.: +44 203 713 4560
www.torm.com

ABOUT TORM
TORM is one of the world’s leading carriers of refined oil products. The Company operates a fleet of approximately 80 modern vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889. The Company conducts business worldwide. TORM’s shares are listed on Nasdaq in Copenhagen and on Nasdaq in New York (ticker: TRMD A and TRMD). For further information, please visit www.torm.com.

SAFE HARBOR STATEMENTS AS TO THE FUTURE
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions generally identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, the duration and severity of the COVID-19, including its impact on the demand for petroleum products and the seaborne transportation thereof, the operations of our customers and our business in general, changes in demand for “ton-miles” of oil carried by oil tankers and changes in demand for tanker vessel capacity, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events including “trade wars,” or acts by terrorists.

Announcement no. 13 / 19 April 2021	Capital increase in TORM in connection with delivery of vessel	Page 1 of 2

In light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

Announcement no. 13 / 19 April 2021	Capital increase in TORM in connection with delivery of vessel	Page 2 of 2